UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------


                                  SCHEDULE 13D


                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                          Cover-All Technologies, Inc.
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    222892101
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Russell Cleveland
                         Renaissance Capital Group, Inc.
                  8080 N. Central Expressway, Suite 210, LB-59
                            Dallas, Texas 75206-1857
                                 (214) 891-8294
 ------------------------------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 25, 2002
 ------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].


                         (Continued on following pages)

CUSIP No. 45812J101                                     13D
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                  I.R.S. IDENTIFICATION NUMBER
        BFS US Special Opportunities Trust PLC                  None - Foreign
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]
        (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
                WC
------------------------------------------------------------------------------
5.      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)               [  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.      SOLE VOTING POWER
                        3,645,000
------------------------------------------------------------------------------
        8.      SHARED VOTING POWER
                        None
       ------------------------------------------------------------------------
        9.      SOLE DISPOSITIVE POWER
                        3,645,000
       ------------------------------------------------------------------------
       10.      SHARED DISPOSITIVE POWER
                        None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,645,000
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                19.30%
------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON
                IV

CUSIP No. 45812J101                                     13D
------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON                  I.R.S. IDENTIFICATION NUMBER
        Renaissance US Growth & Income Trust PLC          None - Foreign
------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (a)      [ ]
        (b)      [x]
------------------------------------------------------------------------------
3.      SEC USE ONLY
------------------------------------------------------------------------------
4.      SOURCE OF FUNDS
                WC
------------------------------------------------------------------------------
5.      CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS REQUIRED PURSUANT
        TO ITEM 2(d) OR 2(e)               [  ]
------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                England
------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
------------------------------------------------------------------------------
        7.      SOLE VOTING POWER
                        3,645,000
       -----------------------------------------------------------------------
        8.      SHARED VOTING POWER
                        None
       -----------------------------------------------------------------------
        9.      SOLE DISPOSITIVE POWER
                        3,645,000
       -----------------------------------------------------------------------
       10.      SHARED DISPOSITIVE POWER
                        None
------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                3,645,000
------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [  ]
------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN  ROW (11)
                19.30%
------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON
                IV

Item 1. Security and Issuer.

     This statement relates to the Common Stock ("Common Shares") of Cover-All Technologies, Inc. ("Cover-All" or the "Company"). The principal executive offices of the Company are located at 18-01 Pollitt Drive, Fair Lawn, NJ 07410.

Item 2. Identity and Background.

     (a) This Statement is filed by BFS US Special Opportunities Trust PLC ("BFS US"), and Renaissance US Growth Investment Trust PLC (formerly named Renaissance US Growth & Income Trust PLC)("Renaissance PLC"); BFS US and Renaissance PLC, collectively (the "Reporting Persons"). Renaissance Capital Group, Inc., a Dallas, Texas, firm that is registered as an Investment Adviser under the Investment Adviser Act of 1940, is the Investment Adviser for BFS US and the Investment Manager for Renaissance PLC. Russell Cleveland, President & CEO of Renaissance Capital Group, Inc., serves on the Company's Board of Directors.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Attachment 1 attached hereto and incorporated herein by reference.

     (b) BFS US is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Adviser, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     Renaissance PLC is an investment trust organized under the laws of England and Wales. Its address in the United States is c/o Renaissance Capital Group, Inc., Investment Manager, 8080 N. Central Expressway, Suite 210, LB-59, Dallas, Texas 75206-1857.

     The business addresses of the directors and executive officers of the Reporting Persons are set forth on Attachment 1 to this Statement and incorporated herein by reference.

     (c) BFS US was organized to carry on the business of an investment trust company and to undertake all kinds of trust and agency business, including but not limited to investing in emerging or undervalued U.S. public companies. Renaissance PLC is engaged in the business of investing principally in emerging or undervalued U.S. public companies.

     (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Attachment 1 to this Statement, was during the last five years a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All persons named on Attachment 1 to this Statement are citizens of the United States or the United Kingdom, as indicated on such Attachment.

Item 3. Source and Amount of Funds or Other Consideration.

     On October 25, 2002, BFS US purchased 95,000 shares of the Company's common stock in the open market. The total amount of funds required by BFS US to acquire the securities reported in Item 5(a) was $1,075,061. The source of such funds was capital of BFS US.

     On October 25, 2002, Renaissance PLC purchased 95,000 shares of the Company's common stock in the open market. The total amount of funds required by Renaissance PLC to acquire the securities reported in Item 5(a) was $1,075,061. The source of such funds was capital of Renaissance PLC.

Item 4. Purpose of Transaction.

     The Reporting Persons each acquired beneficial ownership of the Common Stock reported in Item 5(a) both in the ordinary course of business for investment purposes.

     Neither of the Reporting Persons has any present plans or proposals which relate to or would result in any transaction, change, or event specified in clauses (a) through (j) of Item 4 of the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

     (a) (1) The Common Shares beneficially owned by BFS US are comprised of 2,333,333 shares of Common Stock issuable upon conversion of the 2001 BFS US Debenture; 50,000 shares of Common Stock issuable upon exercise of warrants; 1,666,667 shares of Common Stock issuable upon conversion of the 2002 BFS US Debenture; and 95,000 shares of Common Stock purchased in the open market.

     The Common Shares beneficially owned by Renaissance PLC are comprised of 2,333,333 shares of Common Stock issuable upon conversion of the 2001 Renaissance PLC Debenture; 50,000 shares of Common Stock issuable upon exercise of warrants; 1,666,667 shares of Common Stock issuable upon conversion of the 2002 Renaissance PLC Debenture; and 95,000 shares of Common Stock purchased in the open market.

     (2) Under SEC rules, as of the date of this filing, BFS US beneficially owns 3,645,000 Common Shares, and Renaissance PLC beneficially owns 3,645,000 Common Shares. The Reporting Persons beneficially own 7,290,000 Common Shares. Based upon information filed with the Securities and Exchange Commission, the Common Shares beneficially owned by BFS US, Renaissance PLC, and together represent approximately 19.30%, 19.30%, and 32.49%, respectively, of the outstanding Common Stock of the Company. The foregoing percentages are calculated based on the 15,335,718 shares of Common Stock reported to be outstanding by Cover-All on its quarterly report on Form 10-Q. BFS US and Renaissance PLC disclaim that they are members of a group.

     (b)  Number of shares as to which BFS US has:

          (i)   Sole power to vote or to direct the vote
                        3,645,000

          (ii)  Shared power to vote or to direct the vote
                        None

          (iii) Sole power to dispose or to direct the disposition of
                        3,645,000

          (iv)  Shared power to dispose or to direct the disposition of
                        None

      (b) Number of shares as to which Renaissance PLC has:

          (i)   Sole power to vote or to direct the vote
                        3,645,000

          (ii)  Shared power to vote or to direct the vote
                        None

          (iii) Sole power to dispose or to direct the disposition of
                        3,645,000

          (iv)  Shared power to dispose or to direct the disposition of
                        None

     (c) Except as otherwise provided in this filing or as previously reported, neither of the Reporting Persons or their affiliates have effected any transactions in the Common Stock of Cover-All during the past 60 days.

     (d) Not applicable

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.

      None.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1 Joint Filing Agreement Pursuant to Rule 13d-1(k)



                                   SIGNATURES

     After reasonable inquire and to the best of their individual knowledge and belief, the signatories below certify that the information set forth in this statement is true, complete, and correct as of this 29th day of October, 2002.

     The persons  whose  signatures  appear  below agree that this  statement on
Schedule 13D is filed on behalf of each of them.

                                    BFS US SPECIAL OPPORTUNITIES TRUST PLC




                            By:     /S/  Russell Cleveland
                             Name: Russell Cleveland
                         Title:     Director

                                    RENAISSANCE US GROWTH & INCOME TRUST PLC




                            By:     /S/  Russell Cleveland
                             Name: Russell Cleveland
                         Title:     Director

                                  ATTACHMENT 1

     The name. business address. and principal occupation of the directors and executive officers of BFS US are as follows:

DIRECTORS
                                                                      Principal
Name                                Business Address                 Occupation

Lord Lang of Monkton            c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest John Fenton              c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Anthony Arthur Reid             c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William Weeks Vanderfelt        c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None

     The name, business address, and principal occupation of the directors and executive officers of Renaissance PLC are as follows:

DIRECTORS
                                                                      Principal
Name                                        Business Address          Occupation

Michael B. Cannan               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Russell Cleveland               c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Ernest J. Fenton                c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
Lord Mark Fitzalan Howard OBE   c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
C. A. Rundell, Jr.              c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB
William W. Vanderfelt           c/o Sinclair Henderson Limited         Director
                                23 Cathedral Yard
                                  Exeter EX11HB

OFFICERS

None